Exhibit 3

Maximizing
The Value of Assets
Second Quarter 2005 Report

PROFILE

ADB Systems International Ltd. (“ADB”) delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC, a joint venture launched with GE CEF.

ADB is headquartered in Mississauga (Canada) and maintains offices in Stavanger (Norway), Tampa (U.S.A.), Dublin (Ireland), and London (U.K.). The Company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

For more information, please visit www.adbsys.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Over the past two years, ADB has developed a three-pronged strategy that focuses on building our joint venture with GE Commercial Finance, Commercial Equipment Financing (GE), broadening our healthcare sector experience and increasing our oil and gas customer base.

This context is helpful to understand our Q2 performance, particularly as it has been a transitional period for the company.

In Norway, we saw continued solid performance in the oil and gas sector and related areas, while our key growth activities with GE in North America and the National Health Service in the U.K. have taken longer than expected to gain traction.

With particular reference to our GE joint venture, there are currently multiple client proposals in the late stages of negotiation, and we fully expect favorable results this quarter.

Regarding the NHS, projects are underway which will see more users of our technology over the next few months.

Consistent with our revised guidance of July 20, 2005 we reported revenues for the second quarter of $1.29 million. This total represents a decrease of 16 percent from $1.54 million in the first quarter of 2005 and a decrease of three percent from $1.33 million in the second quarter of 2004. Revenues were comprised of software license sales, service fees for software development and implementation, application hosting, maintenance, support and training.

In accordance with generally accepted accounting principles (GAAP), our ret loss for the second quarter was $1.18 million or $0.02 per basic share. This compares to a net loss of $736,000 or $0.01 per basic share in the first quarter of 2005 and a net loss of $1.42 million or $0.02 per basic share in the second quarter of 2004.

At the end of the quarter, our cash and marketable securities on hand totaled $234,000.

As evidenced by the number of proposals presented to customers, confirmed development projects and the number of purchase orders received in recent weeks we believe that we are back on plan. While we have made progress, we still have considerable work to accomplish in Q3 and beyond.

Based on recent activities and performance, we anticipate revenues increasing by 15 percent over Q2 2005 results or 70 percent over Q3 of 2004.

Yours truly,

Jeff Lymburner, CEO
August 2005

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

	June 30	December 31
	2005	2004
ASSETS
CURRENT
Cash	$221	$440
Marketable securities	13	13
Accounts receivable	1,050	1,535
Deposits and prepaid expenses	259	208
	1,543	2,196
CAPITAL ASSETS (Note 3)	141	142
DEFERRED CHARGES	114	155
	$1,798	$2,493
LIABILITIES
CURRENT
Accounts payable	$805	$870
Accrued liabilities	799	810
Due to related party (Note 4)	92	-
Deferred revenue	552	135
	2,248	1,815
SECURED SUBORDINATED NOTES (Note 5)	1,680	1,684
	3,928	3,499
NON-CONTROLLING INTEREST	3	3
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 6)	100,910	100,052
Contributed surplus (Note 7)	1,557	1,282
Warrants (Note 8)	147	405
Stock options (Note 9)	983	936
Other options	78	78
Conversion feature on secured subordinated notes (Note 5)	866	992
Cumulative translation account	108	112
Deficit	(106,782)	(104,866)
	(2,133)	(1,009)
	$1,798	$2,493

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenue (Note 11)	$1,290	$1,331	$2,826	$2,515
General and administrative	1,157	1,242	2,183	2,284
Customer service and technology	975	904	1,904	1,699
Sales and marketing costs	126	168	263	451
	2,258	2,314	4,350	4,434
Loss before employee stock options, depreciation and amortization, interest expense and interest income	(968)	(983)	(1,524)	(1,919)
Employee stock options	24	11	47	39
Depreciation and amortization	32	366	65	722
Interest expense	161	65	327	132
Interest income	(3)	(2)	(3)	(3)
	214	440	436	890
Loss before the undernoted	(1,182)	(1,423)	(1,960)	(2,809)
Gains (losses) on disposal of capital assets	2	-	2	(1)
Other income (Note 10)	-	-	42	-
	2	-	44	(1)
NET LOSS FOR THE PERIOD	$(1,180)	$(1,423)	$(1,916)	$(2,810)
LOSS PER SHARE	$(0.02)	$(0.02)	$(0.03)	$(0.05)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	June 30	June 30
	2005	2004
DEFICIT, BEGINNING OF PERIOD	$(104,866)	$(99,762)
NET LOSS FOR THE PERIOD	(1,916)	(2,810)
DEFICIT, END OF PERIOD	$(106,782)	$(102,572)

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(1,180)	$(1,423)	$(1,916)	$(2,810)
Items not affecting cash:
Depreciation and amortization	32	366	65	722
Employee stock options	24	11	47	39
Non-cash interest expense	91	40	186	79
Losses (gains) on disposal of capital assets	(2)	-	(2)	1
	(1,035)	(1,006)	(1,620)	(1,969)
Changes in non-cash operating working capital	(215)	(541)	785	713
	(1,250)	(1,547)	(835)	(1,256)
INVESTING
Capital assets	(18)	(1)	(36)	(8)
Proceeds from disposal of capital assets	2	-	2	-
	(16)	(1)	(34)	(8)
FINANCING
Advance from related party (Note 4)	80	-	80	-
Issuance of common shares	-	55	570	57
Secured subordinated notes (Note 5)	-	2,098	-	2,098
Deferred charges	-	(144)	-	(144)
	80	2,009	650	2,011
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(1,186)	461	(219)	747
CASH, BEGINNING OF PERIOD	1,407	718	440	432
CASH, END OF PERIOD	$221	$1,179	$221	$1,179
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes	$-	$-	$-	$-
Interest paid	$17	$28	$28	$30

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the "Company") should be read in conjunction with the Company's most recent annual audited financial statements. The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2004.

2.	CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management’s revised business plan indicates that approximately $2.5 million in non-operational funding is required for the remainder of 2005. Management believes that it has the ability to secure this additional financing from sources such as additional debt or equity financings and the exercise of warrants and options. The Company cannot provide assurance that it will be able to execute on its business plan or that efforts to raise additional financings will be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

3.	CAPITAL ASSETS

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,606	$2,543	$63	$2,601	$2,547	$54
Computer software	13	4	9	28	28	-
Furniture and fixtures	397	351	46	405	343	62
Leasehold improvements	27	4	23	27	1	26
	$3,043	$2,902	$141	$3,061	$2,919	$142

4.	DUE TO RELATED PARTY

During the quarter ended June 30, 2005, the Company received a short-term advance from an officer and director in the amount of $80,000 in the form of a promissory note. Additionally, the payment of interest, in the amount of $12,000, owing to this officer as the result of the conversion of Series H subordinated notes was deferred. These amounts have no specific terms of payment.

5.	SECURED SUBORDINATED NOTES

a) During the quarter ended June 30, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity. The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During the 2004 year, all of the Series F notes were converted into equity units. (See table below.)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes. The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively. The liability

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

b) During the quarter ended June 30, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes. The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively. The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expires on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to shareholders’ equity.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See c) below).

c) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes. The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

d) Accrued liabilities include $223,000 of unpaid interest payable relating to the secured subordinated notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

e) The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured subordinated notes	June 30, 2005		December 31, 2004
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$2,605	$1,684	$1,115	$721
Issuance of notes:
Series F	-	-	500	286
Series G	-	-	1,710	959
Series H	-	-	520	282
Non-cash interest	-	186	-	266
Conversion of notes:
Series D	-	-	(115)	(96)
Series E	-	-	(625)	(428)
Series F	-	-	(500)	(306)
Series H	(300)	(190)	-	-
Closing balance	$2,305	$1,680	$2,605	$1,684

Conversion features on secured subordinated notes including conversion feature of attached warrants	June 30, 2005		December 31, 2004
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	13,781	$992	5,723	$497
Issuance of notes
Series F	-	-	2,419	203
Series G	-	-	8,274	624
Series H	-	-	3,900	218
Conversion of notes
Series D	-	-	(1,437)	(99)
Series E	-	-	(2,679)	(248)
Series F	-	-	(2,419)	(203)
Series H	(2,250)	(126)	-	-
Closing balance	11,531	$866	13,781	$992

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

6.	SHARE CAPITAL

    a) Authorized
    Unlimited number of common shares
    Unlimited number of preference shares - issuable in series

    b) Outstanding
Common Shares	June 30, 2005		December 31, 2004
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)
Opening balance	69,870	$100,052	59,423	$97,674
Shares issued pursuant to:
Private placement (Note 6 (c))	2,500	570	5,000	930
Conversion of debentures	1,500	288	4,357	1,227
Exercise of warrants	-	-	920	195
Exercise of options	-	-	72	26
Re-issuance of treasury shares	-	-	98	-
Closing balance	73,870	$100,910	69,870	$100,052

    c)   Private Placement
On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40, for gross proceeds of $575,000. The warrants expire on February 23, 2009.

7.	CONTRIBUTED SURPLUS

The following table summarizes the transactions within contributed surplus.

	2005	2004
Opening balance	$1,282	$1,289
Allocation of unamortized deferred charges upon conversion of secured subordinated notes	(11)	(13)
Allocation of recorded value of expired warrants	286	6
Closing balance	$1,557	$1,282

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

8.	SHARE-PURCHASE WARRANTS

a) A summary of the changes in the warrants issued and outstanding is as follows:

	June 30, 2005		December 31, 2004
	Warrants	Amount	Warrants	Amount
	(in thousands of shares and dollars)
Opening balance	11,512	$405	5,338	$324
Warrants issued pursuant to:
Private placement (Note 6 (c))	1,250	-	5,000	-
Conversion of debentures	750	28	2,178	153
Warrants exercised	-	-	(920)	(66)
Warrants cancelled (Note 8 (b))	(2,050)	(286)	(84)	(6)
Closing balance	11,462	$147	11,512	$405

b)
On December 13, 2002, the Company issued 2 million warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement. These warrants expired on January 5, 2005. The book value of these warrants, in the amount of $286,000, was allocated to contributed surplus.

On April 25, 2002, the Company issued 50,000 warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services. These warrants expired on April 25, 2005. No book value was assigned to these warrants.

c)
On June 13, 2005, the Company extended the expiry date of the 2,733,000 warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

9.	STOCK OPTIONS

a)	Issued stock options are comprised of the following components:

	June 30, 2005		December 31, 2004
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees and directors	2,353	$867	853	$820
Non-employees	-	116	-	116
Total	2,353	$983	853	$936

b)
On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vest each quarter over the next six quarters, commencing with the quarter ended March 31, 2005. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the three and six-month periods ended June 30, 2005, the employee stock option expense was $24,000 and $47,000, respectively.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three and Six Months Ended June 30
	2005	2004
Dividend yield	-	-
Risk free interest rate	3.06%	N/A
Expected volatility	55.11%	N/A
Expected term, in years	5.0	N/A

10.	OTHER INCOME

During the six months ended June 30, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2005 and 2004

11.	SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Net Revenue by Geographic Region	Three months Ended June 30		Six months Ended June 30
	2005	2004	2005	2004
	(in thousands)
North America	$114	$236	$321	$528
Ireland and U.K.	129	226	192	290
Norway	1,047	869	2,313	1,697
	$1,290	$1,331	$2,826	$2,515

Assets by Geographic Region	June 30, 2005		December 31, 2004
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
	(in thousands)
North America	$59	$114	$39	$155
Ireland and U.K.	8	-	6	-
Norway	74	-	97	-
	$141	$114	$142	$155

12.	SUBSEQUENT EVENT

On July 29, 2005, the Company received a loan in the amount of $103,000 from a director. The loan has an annual interest rate of 12% and matures on July 28, 2006. The loan is secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of the secured subordinated notes. The Company may repay the loan, in whole or in part, within 120 days of issuance, subject to an early payment fee equal to one month of interest. Should the Company raise additional funds during the term of this loan, the lender will have the right to convert this loan into such a financing vehicle.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

OVERVIEW

ADB Systems provides asset lifecycle management solutions that help organizations source, maintain and sell assets for maximum value. Through our technology offerings and services, we enable organizations across a variety of sectors to generate improved efficiencies and reduced operating costs.

Our integrated solutions are designed to help our customers get full value from their capital assets by helping to:
•	Streamline sourcing/procurement activities while reducing purchasing costs
•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location
•	Generate higher yield for surplus assets that are disposed or sold on-line

We work with a growing number of customers and partners in a variety of industry verticals including oil and gas, government, healthcare, manufacturing and financial services.

Our current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through our wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC (also referred to as “GE’s Asset Manager”), a joint business venture launched with GE CEF.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

DEVELOPMENTS OF THE SECOND QUARTER OF 2005

ADB’s efforts in the second quarter focused primarily on the continued development of our joint venture with GE, and providing ongoing support and services to our existing customers.

Through our joint venture, we have introduced our asset management technology offerings to a number of Fortune 500 organizations. Currently, we have a number of proposals at the advanced stage of negotiation. If these proposals are accepted, they will result in long-term customer agreements for the company.

Throughout the second quarter, ADB also continued to implement our technology solutions within customer environments such as the National Health Service and Mesta AS. These organizations have selected ADB’s technology to improve operational performance, streamline costs and introduce new efficiencies to their asset management activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

Information Regarding Forward-looking Statements

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:
•	our ability to raise additional funding if needed;
•	our ability to repay our debt to lenders;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	risks associated with international operations;
•	our ability to develop appropriate strategic alliances and successfully develop and implement technology;
•	our ability to gain acceptance of our products and services;
•	our ability to respond to competitive factors and technological changes;
•	our ability to introduce new technology offerings and services;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations. Additional information relating to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2005 and June 30, 2004

The following commentary compares the unaudited consolidated financial results for the three-month periods ended June 30, 2005 and June 30, 2004 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: Net loss for the second quarter of 2005 was $1.2 million, a loss of $0.02 per share, compared to a net loss of $1.4 million, a loss of $0.02 per share, for the same quarter of 2004. Total expenses decreased by $282,000 or 10% this quarter when compared to the same quarter last year.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training. Overall revenue decreased by $41,000 to $1.29 million for the quarter ended June 30, 2005 from $1.33 million for the quarter ended June 30, 2004. The decline was the result of revenue decreases of $122,000 and $97,000 in the North American and Ireland/UK regions, respectively, that were partially offset by increased revenue of $178,000 in Norway. The decline in the North American region was attributable to reduced service and hosting revenue. The decline in the Ireland/U.K. revenue resulted primarily from a reduced implementation revenue. Increased revenue in Norway resulted primarily from license and implementation contracts with new clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

General and Administrative Expenses: General and administrative expenses decreased by $85,000 from $1.16 million for the quarter ended June 30, 2005 compared to $1.24 million for the quarter ended June 30, 2004, a decrease of 7%. Major savings over the same period last year include reduction in staffing in Ireland, partially offset by an increased head-count in North America, lower rent and occupancy costs due to office relocations, and lower investor relation expenses due to reduced reliance on outside contractors. These savings were partially offset by an increased allowance for accounts receivable in North America.

Customer Service and Technology Expenses: Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended June 30, 2005 these costs amounted to $975,000 compared with $904,000 for the second quarter of 2004, an increase of $71,000 or 8%. The increase in costs is due primarily to an increase in staffing levels over last year in Norway and North America, coupled with an increase in salary levels. Increased payroll expenses were partially offset by lower connectivity and supplies expenses.

Sales and Marketing Expenses: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended June 30, 2005 sales and marketing costs amounted to $126,000, as compared to $168,000 in the same period of 2004, a decline of $42,000. Expense savings were primarily the result of reductions in staffing in Norway, and a reduction in related advertising and promotion expenses.

Employee Stock Options: The employee stock option expense for the second quarter of 2005, in the amount of $24,000, represents the fair value of the stock options vesting from the January 25, 2005 grant of 1.5 million stock options. The expense of $11,000 for employee stock options in the second quarter of 2004 was the result of the vesting of options from the 1.1 million option grant in the third quarter of 2003.

Depreciation and Amortization: Depreciation and amortization expense was $32,000 for the quarter ended June 30, 2005 as compared to $366,000 for the quarter ended June 30, 2004. The depreciation and amortization expense in 2004 included $320,000 in amortization of intangible assets that had been fully amortized by the commencement of 2005. The 2005 expense includes amortization of deferred financing charges in the amount of $15,000, compared to $2,000 included in the 2004 expense.

Interest Expense: Interest expense was $161,000 for the quarter ended June 30, 2005, compared to $65,000 for the same quarter of 2004. The interest expense for 2005 included a cash interest expense of $70,000 and a non-cash interest expense of $91,000 related to the Series E, G and H secured subordinated notes. The interest expense for 2004 included a cash interest expense of $25,000 and a non-cash interest expense of $40,000 related to the Series D, E, F and G secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $1.2 million for the second quarter of 2005 as compared to cash outflows of $1.5 million from operating activities in the second quarter of 2004. The lower cash outflow number for the second quarter of 2005 is primarily the result of favourable changes in non-cash working capital balances compared to the changes in non-cash working capital balances the occurred in 2004.

Investing Activities: Investing activities produced cash outflows of $16,000 for the three-month period ended June 30, 2005 as compared to outflows of $1,000 for the same period of 2004. Cash flows from investing activities were the result of acquisition of new capital assets during both quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

Financing Activities: In the second quarter of 2005, financing activities generated a cash inflow of $80,000 in the form of an advance from a related party. The $2 million in cash provided by financing activities during the second quarter of 2004, resulted from the issuance of $2.2 million in secured subordinated notes and the issuance of common shares resulting from the exercise of stock options and share-purchase warrants.

Summary of Quarterly Results
The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the unaudited consolidated financial statements contained elsewhere in this interim report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	June 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
(In thousands of Canadian dollars, except per share amounts)
Revenue	$1,290	$1,536	$1,529	$886	$1,331	$1,184	$1,493	$1,701
Expenses:
General and administrative	1,157	1,026	1,020	1,061	1,242	1,042	1,083	1,010
Customer service and technology	975	929	880	678	904	795	727	497
Sales and marketing	126	137	149	149	168	283	192	259
	2,258	2,092	2,049	1,888	2,314	2,120	2,002	1,766
Loss before employee stock options, depreciation and amortization, interest expense and interest income	(968)	(556)	(520)	(1,002)	(983)	(936)	(509)	(65)
Employee stock options	24	23	-	-	11	28	60	130
Depreciation and amortization	32	33	94	374	366	356	376	333
Interest expense	161	166	162	145	65	67	51	63
Interest income	(3)	-	(3)	-	(2)	(1)	(2)	(1)
	214	222	253	519	440	450	485	525
Loss before the undernoted	(1,182)	(778)	(773)	(1,521)	(1,423)	(1,386)	(994)	(590)

Gains (losses) on disposal of capital assets	2	-	-	-	-	(1)	-	-
Other income	-	42	-	-	-	-	-	-
	2	42	-	-	-	(1)	-	-
Net (Loss) Income for the Period	$(1,180)	$(736)	$(773)	$(1,521)	$(1,423)	$(1,387)	$(994)	$(590)
Basic and Diluted (Loss) Income Per Share	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

Comparison of the Six-Month Periods Ended June 30, 2005 and June 30, 2004

The following commentary compares the unaudited consolidated financial results for the six-month periods ended June 30, 2005 and June 30, 2004 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: The year-to-date net loss was $1.9 million, a loss of $0.03 per share, for 2005 compared to a net loss of $2.8 million, or $0.05 per share, for the same period of 2004. Total expenses decreased by $538,000 or 10% for the six months ended June 30, 2005 when compared to the same period last year.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Revenue for the first half of 2005 was $311,000 higher than revenue for the same period of 2004. This increase is attributable to the Norway region where 2005 revenue is up by $616,000 over that of 2004. This increase was partially offset by lower revenues in North America due to a decline in implementation, hosting and transaction revenue. Lower 2005 implementation revenue for the Ireland/UK region also mitigated the revenue increase in Norway.

General and Administrative Expenses: General and administrative expenses declined by $101,000 to $2.18 million for the six-month period ending June 30, 2005 from $2.28 million for the same period in 2004, a decrease of 4%. Major savings over the same period last year include lower occupancy costs, largely the result of the relocation of the North American head office, lower investor relation expenses due to reduced reliance on outside contractors and a lower provision for capital taxes. These savings were partially offset by an increased allowance for accounts receivable in North America.

Customer Service and Technology Expenses: Customer service and technology expenses increased by $205,000 to $1.9 million for the six months ended June 30, 2005 compared to $1.7 million for the same period of 2004, an increase of 12%. The increase in costs is due primarily to an increase in staffing levels over last year in Norway and North America, coupled with an increase in salary levels. Expense relating to personnel recruitment and travel were also up over the prior year. These increased expenses were partially offset by lower connectivity and supplies expenses.

Sales and Marketing Expenses: For the six-month period ended June 30, 2005 sales and marketing costs amounted to $263,000, as compared to $451,000 in the same period of 2004, a decrease of 42%. Expense savings were primarily the result of reductions in staffing in Norway and North America, and a reduction in related advertising and promotion expenses.

Employee Stock Options: The 2005 employee stock option expense of $47,000 represents the fair value of the 454,000 stock options vesting from the January 25, 2005 grant of 1.5 million stock options. These options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vest each quarter over a period of six quarters, commencing with the quarter ended March 31, 2005. The remaining 139,000 performance based options were granted to certain officers and will vest upon the sustained achievement of specific Company performance objectives over a twelve-month period. The 2004 employee stock option expense of $39,000 represents the fair value of 330,000 stock options vesting from the August 15, 2003 grant of 660,000 stock options. These options vested quarterly over a four-quarter period that commenced on September 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

Depreciation and Amortization: Depreciation and amortization expense was $65,000 for the first half of 2005 as compared to $722,000 for the first half of 2004. The depreciation and amortization expense in 2004 included $640,000 in amortization of intangible assets that had been fully amortized by the commencement of 2005. The 2005 expense includes amortization of deferred financing charges in the amount of $31,000, compared to $2,000 included in the 2004 expense.

Interest Expense: Interest expense was $327,000 for the six months ended June 30, 2005, compared to $132,000 for the same period of 2004. The interest expense for 2005 included a cash interest expense of $140,000 and a non-cash interest expense of $187,000 related to the Series E, G and H secured subordinated notes. The interest expense for 2004 included a cash interest expense of $52,000 and a non-cash interest expense of $80,000 related to the Series D, E, F and G secured subordinated notes.

Other Income: During the six-month period ended June 30, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $835,000 for the first half of 2005 as compared to cash outflows of $1.3 million from operating activities in the first half of 2004. The lower cash outflow number for the second quarter of 2005 is primarily the result of a lower loss before employee stock options, depreciation and amortization, interest expense and interest income, coupled with favourable changes in non-cash working capital balances compared to the changes in non-cash working capital balances the occurred in 2004.

Investing Activities: Investing activities produced cash outflows of $34,000 for the six-month period ended June 30, 2005 as compared to outflows of $8,000 for the same period of 2004. Cash flows from investing activities were the result of acquisition of new capital assets during both periods.

Financing Activities: The issuance of common shares and common share-purchase warrants through a private placement in February of 2005, produced net cash inflows from financing activities of $570,000 during the six months ended June 30, 2005. An advance from a related party in the amount of $80,000 also provided cash inflow in the first half of 2005. The $2 million in cash provided by financing activities during the second quarter of 2004, resulted from the issuance of $2.2 million in secured subordinated notes and the issuance of common shares resulting from the exercise of stock options and share-purchase warrants.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $88.3 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at June 30, 2005, has an accumulated deficit of $106.8 million. The Company expects to incur losses further into 2005 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management’s revised business plan indicates that approximately $2.5 million in non-operational funding is required for the remainder of 2005. Management believes that it has the ability to secure this additional financing from sources such as additional debt or equity financings and the exercise of warrants and options. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $1.54 million are exceeded by current liabilities (excluding deferred revenue) of $1.70 million at the end of the second quarter of 2005 by $153,000. Current assets of $2.97 million exceeded current liabilities (excluding deferred revenue) of $1.78 million by $1.19 million at the end of the first quarter of 2005. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash and cash equivalents decreased by $1.19 million to $221,000 as at June 30, 2005 from $1.41 million as at March 31, 2005. This decrease in cash and cash equivalents was the result of the activities described in the Results From Operations section above.

Contractual Obligations: As at June 30, 2005, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(In thousands of Canadian dollars)	Total	Remainder of 2005	2006	2007	2008	2009	2010 and thereafter
Operating leases	$1,723	$223	$392	$363	$312	$279	$154
License agreements	450	60	120	120	120	30	-
Secured subordinated notes -principal repayment (a)	2,305	-	375	1,930	-	-	-
Secured subordinated notes - interest payment (a)	684	21	26	637	-	-	-
	$5,162	$304	$913	$3,050	$432	$309	$154

(a) These amounts do not include interest and notes are assumed to be held to maturity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

CRITICAL ACCOUNTING ESTIMATES

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management does not anticipate a material increase in 2005 expenses over those incurred in 2004, in order to attain the revised 2005 revenue goals. Actual aggregate expenses for the first half of 2005 have been below those incurred in the first half of 2004. Management’s revised business plan indicates that approximately $2.5 million in non-operational funding is required for the remainder of 2005.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2004.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•    persuasive evidence of an arrangement exists,
•    delivery has occurred,
•    the fee is fixed or determinable, and
•    collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 8, 2005

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

CORPORATE DIRECTORY

Directors
Jeffrey Lymburner
CEO

T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

Paul Godin (2), (3)

Jim Moskos
President,
ADB Technologies Group

Jan Edvin Pedersen
President, ADB Systems, European Operations

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

Officers
Jeffrey Lymburner
Chief Executive Officer

Mike Robb
Chief Financial Officer

Jim Moskos
President, ADB Technology Group

Jan Pedersen
President ADB Systems, European Operations

(1) Member of the Audit Committee
(2) Member of the Management Resources and Compensation Committee
(3) Member of the Corporate Governance Committee

ADB Systems Offices
North America
Corporate Headquarters
ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

ADB Systems International Ltd.
3001 North Rocky Point Drive East,
Suite 200, Tampa, Florida 33607
1 888 750 7467

Europe
ADB Systemer International ASA
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems International Ltd.
3000 Cathedral Hill
Guildford, Surrey GU2 7YB UK
+ 44 (0) 1483 243 577

ADB Systems International Ltd.
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24, Ireland
+ 353 1 431 0513

Additional Shareholder
Information
www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3

Auditors
Deloitte & Touche LLP
Toronto, Ontario, Canada

Lawyers
Brown Raysman Millstein
Felder & Steiner LLP, New York
Gowling Lafleur Henderson LLP, Toronto

Stock Exchange Listings
Toronto Stock Exchange
    Symbol: ADY
OTC Bulletin Board
    Symbol: ADBYF

Shares Outstanding
Issued: 73,870,131
June 30, 2005

ADB Systems,
Dyn@mic Buyer,
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Dyn@mic Seller are trademarks of
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and its affiliates.

© 2005 ADB Systems International Ltd.